December 1, 2022           TSX: SAM

Starcore Reports Resources of its El Creston Project

Vancouver, British Columbia –Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) today released its mineral resource estimate and NI 43-101 compliant Technical Report for its El Creston molybdenum project located near Opodepe, Mexico. The report entitled “Independent Technical Report for the El Creston Molybdenum Project, Sonora, Mexico” prepared by SRK Consulting (Canada) Inc. (“SRK Consulting”) has been filed on SEDAR and is also available on the Company’s website www.starcore.com.

Executive Summary

The Technical Report documents a mineral resource statement for the El Creston Project prepared by Dr. Gilles Arseneau, Qualified Person and associate consultant with SRK. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1.

Property Description and Ownership

The El Creston Project is located in north-central Sonora State in north-western Mexico. The property is about 145 kilometres (“km”) by road north-northeast of Hermosillo, the capital of Sonora State, 5 km southwest of the village of Opodepe. Access from Hermosillo is via Highway 15 north from Hermosillo 70 km to Carbo junction. From the junction, a paved road is followed east for 52 km to Rayon, then north along a well-maintained gravel road for 21 km to the junction with a secondary unpaved road crossing the San Miguel River 5 km south of Opodepe that leads to the Creston Project. The approximate center of the mineral resources described in Section 14 is 29°53’N latitude and 110°39’W longitude.

Electric power and water are available at Opodepe, however a 45 km long power line coming from the west, will likely be required to provide power to any future development at the El Creston property, as Opodepe does not have the capacity for a large industrial site. Discussions with the owners of water rights in the vicinity of the project will be necessary to support any future mining operation.

The property is comprised of nine concessions covering approximately 11,363 hectares (“ha”) wholly owned by Exploraciones Global, S.A. de C.V., a Mexican subsidiary of Starcore. All concessions are subject to a 3% net smelter return (“NSR”). There are no known environmental liabilities to which the project is currently subjected.

Geology and Mineralization

Regionally, the area is part of the Basin and Range Province which is an extensional terrain of fault-bounded ranges and intervening valleys in the western United States that extends southward from Nevada and Utah southwards into the states of Sonora and Chihuahua, Mexico. In northern Mexico, this province is bifurcated by the Sierra Madre Occidental, a north-northwest-trending mountain range about 1,200 km long and 200 km

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to 300 km wide that forms the spine of northern Mexico. The Creston property lies in the western or Sonoran  portion  of  the  Basin  and Range Province, close to the western flank of the Sierra Madre Occidental.

The predominant lithologies known at El Creston include metamorphic rocks of Precambrian and perhaps Paleozoic age, intrusions of various compositions, dikes, and breccias of Paleozoic and Tertiary age, and Recent conglomerate, talus, and landslide deposits.

Phyllites, quartzite, gneisses, and metavolcanic rocks were intruded by the Creston granite, which has a weakly developed gneissic texture. The Creston granite has been altered and mineralized, hosting most of the presently defined molybdenum (“Mo”) mineralization in the Main deposit, the older metamorphic rocks intruded by the Creston granite are only locally altered and mineralized.

There are two principal styles of mineralization at the Main deposit: predominantly subvertical quartz-molybdenite-pyrite veinlets hosted by the Creston granite and molybdenite-pyrite within the quartz matrix of magmatic-hydrothermal breccia of the East Breccia body, which  cuts  the Creston granite. While minor amounts of chalcopyrite accompany the molybdenite mineralization, more significant quantities of copper (“Cu”) occur as chalcocite replacements of pyrite within secondary enrichment blankets that parallel present-day topography. Some chalcocite also occurs below the enrichment blankets, primarily along permeable structural zones such as the Ordoñez fault zone.

The currently defined mineralized area occupies a zone about 1,600 metres (“m”) in an east-west direction, a maximum of 1,200 m in a north-south direction, and 550 m vertically. The Creston and Ordoñez faults terminate the bulk of the molybdenum mineralization at depth, although some mineralization has been intersected in drillholes below the Creston fault at the Red Hill zone to the south. Mineralization at El Creston includes both molybdenum and copper minerals.

Exploration Status

The property has been explored extensively in the past. Starcore has not carried out any recent exploration on the property but has announced a $500,000 US Dollars (“US$”) exploration program for the El Creston Project. The program is to include geological and magnetometry surveys.

Mineral Resource Estimate

The mineral resource model prepared by the QP considers 181 core holes and three reverse circulation holes, Creston Moly Corporation drilled 156 holes during the period of 2007 to 2011, 28 holes were drilled by AMAX between 1974-1975. The resource estimation work was completed by Dr. Gilles Arseneau, P. Geo. (APEGBC #23474) an appropriate “independent Qualified Person” as this term is defined in National Instrument 43-101.

The mineral resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101.

GEOVIA GEMs™ Version 6.8.4 was used to construct the geological solids, prepare assay data for geostatistical analysis, construct the block model, estimate metal grades and  tabulate mineral resources. Sage2001 was used to model the variography of copper and molybdenum.

The oxide surface was modelled from a hard boundary between the dominantly oxidized zone near surface and the sulphide mineralization below using a 30% molybdenum oxide limit. A wireframe was used to model the molybdenum mineralization with the Creston granite and the copper mineralization was modelled into high-grade and low-grade domains based on statistical analysis of the assay data.

Assay data were capped prior to modelling based on statistical analysis. Molybdenum values were capped at 0.70% Mo and copper values in the higher-grade zone were capped at 1.0% Cu and 0.45% Cu in the low-grade copper zone. All assays were composited to 3.0 m length within the modelled domains.

Grades were estimated by ordinary kriging inside 10 m by 10 m by 12 m blocks. To determine the quantities of material offering “reasonable prospects for eventual economic extraction” by an open pit, the QP used a pit optimizer and reasonable mining assumptions to evaluate the proportions of the block model (Measured, Indicated and Inferred blocks) that could be “reasonably expected” to be mined from an open pit.

The optimization parameters were based on experience and benchmarking against similar projects. Blocks within the resource shell were classified as Measured if they were populated using more than eleven samples at an average distance of less than 80 m and where the probability of the grade exceeding cut-off was more than 90%. Blocks were considered Indicated if they were populated by more than eight samples at an average distance of less than 100 m. All other estimated blocks were classed as Inferred. Based on the above parameters, the QP estimated that the El Creston deposit contained 56.3 million tonnes (“Mt”) grading 0.076% Mo and 0.04% Cu in the Measured category, and 142.2 Mt grading 0.067% Mo and 0.08% Cu classified as Indicated mineral resources. There are no blocks classified as Inferred mineral resource within the Whittle optimized pit shell (Table 1.1).

Table 1.1: Mineral Resource Statement at 0.045% Molybdenum Equivalent*, El Creston Molybdenum Project, Sonora Mexico, SRK Consulting, 30 September 2022

Category	Quantity	Grade	Metal
		Mo	Cu	Mo	Cu
	(Mt)	(%)	(%)	(Mlb)	(Mlb)
Open Pit**
Measured	56.3	0.076	0.04	94.3	49.7
Indicated	142.2	0.067	0.08	210.0	250.8
Measured Plus Indicated	198.5	0.069	0.07	304.4	300.5
Inferred

Notes:

* Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

** Open pit mineral resources are reported at a cut-off grade of 0.045% Mo EQ. Cut-off grades are based on a price of US$9.93 per lb of molybdenum and US$3.50 for copper, recoveries of 88% for molybdenum and 84% for copper were applied.

Conclusion and Recommendations

The El Creston Molybdenum Project is an advanced staged exploration property located in Sonora State, Mexico.

The molybdenite mineralization occurs as finely disseminated subhedral crystals 0.1 millimetres (“mm”) to 0.8 mm across, embedded in a pervasive, fine-grained quartz-sericite matrix, and as coarsely crystalline molybdenite along the margins of quartz veins.

The QP believes that the widely spaced drill sampling is suitably adequate to represent the disseminated and veinlet molybdenum mineralization.

While some molybdenum grades do occur below the Creston fault, the grade estimates were limited to the zone between the oxide boundary and the Creston fault.

The QP recommends that Starcore continue to explore the El Creston Project. Specifically, a US$500,000 exploration surface exploration program is recommended.

“We have always viewed El Creston as an extremely valuable asset, given that it is a copper-moly project,” said Robert Eadie, Starcore’s CEO.  “We are happy that the report has been updated and we are now able to advance the project and share SRK Consulting’s findings with our shareholders.”

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the qualified person on the project as required under NI 43-101 and has reviewed the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL MINES LTD.

(sgd.) “Robert Eadie”

Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE

Telephone: (604) 602-4935 ext. 205

Toll Free:   1-866-602-4935

Email: readie@starcore.com

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